RULE 14F-1
            REPORT OF CHANGE IN MAJORITY OF DIRECTORS

         INFORMATION PURSUANT TO SELECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                      ENG Enterprises, Inc
                       5882 South 900 East
                            Suite 202
                   Salt Lake City, Utah 84121


            REPORT OF CHANGE IN MAJORITY OF DIRECTORS
                          June 22, 2000


This report is furnished by the Board of Directors of ENG Enterprises, Inc., a Delaware corporation (the "Company"), to the holders of Common Stock, $.01 par value per share, of the Company (the "Common Stock") in connection with the proposed acquisition by ENG Enterprises, Inc., of GOL India.com, Inc., (the "Acquisition"). As a condition of the Acquisition, the following persons will be appointed by the present board members to serve on the board of directors of the Company: Christopher W. Hartnett, William F. Hartnett, Jr., Daniel J. Hartnett, Larry Chroman, Gary Saint Denis, Cary S. Glenner, Ben Jaffe and David Morgan.
These appointees will constitute a majority of the members of the board of directors following the Acquisition.

This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report.


This report is first being mailed to shareholders on or about
June 22, 2000.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table lists, as April 10, 2000, the security ownership of (i) all persons known by the Company to own beneficially 5% or more of Common Stock; (ii) all executive officers; and (iii) each director of the Company.

Title of    Name and Address               Amount and            Percent
Class       Of Beneficial Owner            Nature of             of Class
                                           Beneficial Owner (1)

Common      Jordan R. Smith                D    23,328           4.92
            7000 East Quincy Ave., #F416   I    60,533 (2)       12.77
            Denver, Co 80237

Common      Marsha Smith                   D    37,195           7.85
            7000 East Quincy Ave., #F416   I    23,328 (3)       4.92
            Denver, Co 80237

Common      Robert L. Mehl                 D    9,967            2.10
            13111 E. Briarwood Ave, #300   I    52,347 (4)       11.05
            Englewood, Co 80112

Common      Milagro Holdings, Inc.         D    120,000          25.32
            57 West 200 South, #310
            Salt Lake City, Utah 84111

Common      John Chymboryk, President               0               0
Common      Shauna Chymboryk, Secretary             0               0

            All Officers and Directors as a
            Group  (2 persons)                      0               0

  (1) Indirect and Direct ownership are referenced by an "I" or "D", respectively. All shares owned directly are owned beneficially and or record and such shareholder has sole voting, investment, and dispositive power, unless otherwise noted.
  (2) Represents 37,195 held of record by Marsha S. Smith, the spouse of Jordan R. Smith, and 23,337 shares held of record by the Jordan Smith Trust, of which Mr. Smith is trustee, all of which shares may be deemed to be beneficially owned by Jordan Smith.
  (3) Represents shares held of record by Jordan Smith, spouse of Marsha Smith, which shares may be deemed to be beneficially owned by Marsha Smith.
  (4) Represents shares held of record by the Mehl Family Limited Partnership, of which Mr. Mehl may be deemed to be the beneficial owner.

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                      NO CHANGE IN CONTROL

Since the beginning of the Company's last fiscal year, there has been no change of control of the Company.

                     DIRECTORS AND OFFICERS

PRESENT OFFICERS AND DIRECTORS. None of the Company's current officers and directors received any compensation for their services. The Board of Directors has not established any standing committees or subcommittees. In the past fiscal year, the Board of Directors held three (3) meetings. All of the current directors were directors as of the close of the last fiscal year.

The following persons currently serve as officers and directors of the Company:
John Chymboryk
Shauna Chymboryk

NOMINEES. As of the date of this Report, there are 473,847 shares of the Company's Common Stock issued and outstanding. The following persons will be appointed to serve as directors of the Company upon consummation of the Acquisition pursuant to the Company's Bylaws. Under the Bylaws, no shareholder approval is required.

The nominees as are follows:
Christopher W. Hartnett
William F. Hartnett, Jr.
Daniel J. Hartnett
Larry Chroman
Gary Saint Denis
Cary S. Glenner
Ben Jaffe
David Morgan


The background information on each of the nominees is as follows:

Christopher W. Hartnett, Ph. D., is the founder and Chairman of Global Online. Mr. Hartnett has been the Chairman of the Board of Directors of the Company since its predecessor was founded in 1992. Mr. Hartnett chairs the Executive Board of the Company, which is composed of Global Online's senior executives and management. In 1979, Mr. Hartnett founded international Gemstone Corporation and International Gemstone Partners, one of the first limited partnerships for investment-grade gemstones and was active in the investment gemstone industry form 1979 through 1994. From 1983 to 1990, Mr. Hartnett was a member of the Chicago Mercantile Exchange. Mr. Hartnett specialized in international currency arbitrage and futures on the S&P 500 index. Mr. Hartnett was a founding member of the International Resale Council of the Telecommunications Resellers Association, which is responsible for developing and enforcing sound and ethical business practices in the international telecommunications industry. In 1997, Mr Hartnett was chosen to represent the United States government as a member of the United

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 States delegation to the International Telecommunication Union in Geneva, Switzerland. Mr. Hartnett received the Iowa-Nebraska
Region Entrepreneur of the Year Award sponsored by Ernest &
Young, LLP, USA Today, and the NASDAQ Stock Market.

William F. Hartnett, Jr. is Chairman Emeritus of Global Online. Mr. Hartnett has been with the Company as a founding member of the Advisory Board since 1992 and as a Director since October 1996. Since 1961, Mr. Hartnett has been a real estate developer in the United States and has developed approximately 260 commercial, residential and industrial real estate projects including Lake Point Tower in Chicago; United Nations Plaza in New York; Century City in Los Angeles; and Williams Center in Tulsa, Oklahoma. Mr. Hartnett received his juris doctor form Fordham University School of Law in 1949.

Daniel J. Hartnett has been a Director of Global Online since October 1996, served on the Advisory Board of the Company from 1993 to 1996, and has been the Secretary and General Councel of the Company since its inception in 1992. Since July 1996, he has been a partner with the international law firm of McDermott, Will and Emery. Mr. Hartnett was a partner at Hopkins & Sutter where he practiced law from 1986 to 1996. Mr. Hartnett specialized in securitization and telecommunications finance. Mr. Hartnett serves on the Advisory Board for Northwestern University's J.L. Kellogg Graduate School of Management in 1983 and his juris doctor from Northwestern University's School of Law in 1986.

Larry Chroman has been the international President of Global Online since November 1997. From June 1995 until November 1997, Mr. Chroman served as the President of the Company. Mr. Chroman ahs been a member of the Company's Executive Board since 1995. For a period of three years prior to joining the Company, Mr. Chroman was Vice President/Investments at Surya Financial, Inc., and managing partner at Zimmerman Capital Group, private investment banks. Mr. Chroman was responsible for the consummation of a wide range of investment transactions involving stock, bond and real estate investments focusing on start-up technology companies. Mr. Chroman received his master of education degree from California State University at Los Angeles in 1975.

Gary Saint Denis has been a Director of Global Online since October 1996. From 1993 through October 1996, Mr. Saint Denis served on the Advisory Board of the Company. Mr. Saint Denis is the co-founder and has been the Chairman of Futuredontics, Inc., based in Santa Monica, California since 1986. Mr. Saint Denis is also the co-founder and has been the Chairman of 1-800 Marketing Services, Inc., one of the largest 800-number marketing services in the United States since 1986. Mr. Saint Denis received his bachelor's degree from Maharishi International University in 1979.

Cary S. Glenner has been a director of Global Online since October 1996. From 1993 through October 1996, Mr. Glenner served on the Advisory Board of the Company. Mr. Glenner is currently with Guarantee Associates, LLC. Since 1992, Mr. Glenner has been counsel to the real estate department of the law firm of Katten Muchin & Zavis, Chicago, Illinois, where Mr. Glenner was a partner from 1984 to 1992. Mr. Glenner was Treasurer of Guarantee Reserve Life Insurance Company from 1994 to 1997. Mr. Glenner received his juris doctor from Chicago-Kent/IIT in 1980.

Ben Jaffe has been a Director of the Company since October 1996.
Mr. Jaffe has served the Company in an investment and advisory capacity since 1992. From 1993 through October 1996,

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Mr. Jaffe served on the Advisory Board of Global Online. Mr.
Jaffe was the Chairman of Guarantee Reserve Insurance Company from July 1997 to June 1998. From 1990 to 1997, Mr. Jaffe was the President and Chief Operating Officer of Guarantee Reserve Insurance Company. Mr. Jaffe has served on the boards of directors of numerous corporations and banks located in the Midwest. Mr. Jaffe received his master of business administration degree from Harvard Business School in 1966.

David Morgan has been a Director of Global Online since February 1999. From 1997 until his retirement in May of 1998, Mr. Morgan held the position of Chairman of M&G Group, PLC, a London-based investment company. From 1994 to 1997, he held the position of Managing Director of M&G Group, PLC. From 1990 to 1994, Mr. Morgan served as Managing Director of M&G, Limited. During this time, he was appointed to the Board of Directors of M&G Group, PLC. Between 1988 and 1990, he was Director in charge of Pension Fund Investments for M&G Group, PLC. Mr. Morgan received his bachelor's degree with honors from Oxford University.

Following the Acquisition, John Chymboryk and Shauna Chymboryk are expected to resign as an officer and director of the Company.

         COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES
                      EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership ("Forms 3") and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company ("Forms 4").
Officers, directors, and greater than 10% shareholders of the Company are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with for the year ended December 31, 1999.


               ENG Enterprises, Inc.
               By Order of the Board of Directors

               /s/ John Chymboryk
               President

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